SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             GENERAL DEVICES, INC.
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                                (Name of Issuer)


                   COMMON STOCK, PAR VALUE $0.0001 PER SHARE
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                         (Title of Class of Securities)


                                   369514302
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                                 (CUSIP Number)


                                    Paul Chan
                            300 Linden Street, Unit 5
                             San Francisco, CA 94102
                                  415-255-4527
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 18, 2006
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369514302                    13D                     Page 2 of 4 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Paul T. Chan
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    879,550  shs. (1)(2)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,024,147 shs. (1)(2)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    879,550 shs. (1)(2)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,024,147 shs. (1)(2)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,903,697 shs. (1)(2)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.20% (1)(2)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) As described in Items 4 and 5 below, the Reporting Person (as defined below) holds a 50% membership interest in Delphinian Quest Advisors, LLC, a Nevada limited liability company ("Delphinian") which owns beneficially 1,024,147 shares of the Issuer's Common Stock. The other 50% membership interest in Delphinian is held by Norman C. Kristoff, and together they share the voting and dispositive powers over the shares of Issuer's Common Stock held by Delphinian.

(2) The Reporting Person may be deemed to be part of a group pursuant to the terms of the Stockholders Agreement (as defined below). The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the shares of Common Stock held by the other parties to the Stockholders Agreement, with the exception of the 1,024,147 shares owned of record by Delphinian, referenced above. Accordingly, other than the shares of Common Stock owned of record by Delphinian, such shares of Common Stock held by the parties to the Stockholders Agreement are not included in the amounts specified by the Reporting Person above.

CUSIP No. 369514302                    13D                     Page 3 of 4 Pages


This Amendment No. 1 amends the Schedule 13D filed by Paul Chan (the "Reporting Person") on June 27, 2006 (the "Schedule 13D"), with respect to shares of Common Stock, $.0001 par value ("Common Stock"), of General Devices, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein shall have the same meanings ascribed to such terms in the Schedule 13D.

The following Items are hereby amended as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.


     (a)  Beneficially owned:

               1,903,697 shares of Common Stock*

     Percent of class:

               Based upon the 20,683,239 shares of Common Stock of the Issuer outstanding as of January 8, 2007 (derived from Issuer's Form
               Schedule 14C filed with the Commission on January 8, 2007) the Reporting Person holds approximately 9.20%* of the issued and outstanding Common Stock of the Issuer.

     (b) Number of shares to which Reporting Person has: (i) Sole power to vote or direct the vote: 879,550 shares*.

               (ii)  Shared power to vote or direct the vote: 1,024,147 shares*.

               (iii) Sole power to dispose of or to direct the  disposition  of:
                     879,550*.

               (iv)  Shared  power to dispose of or direct  the disposition  of:
                     1,024,147 shares.*

               * The Reporting Person beneficially owns an aggregate of 1,903,697 shares of Common Stock. The foregoing amount of Common Stock represents (i) 704,538 shares owned of record by the Reporting Person, (ii) warrants immediately exercisable to purchase 175,012 shares at $0.5571 per share, and (iii) his indirect interest in (A) 269,250 shares of record and (B) warrants immediately exercisable to purchase 754,897 shares
               (including Placement Agents Warrants covering 165,329 shares) held by Delphinian Quest Advisors, LLC. in which the Reporting Person holds a 50% membership interest and Norman C. Kristoff holds the other 50% membership interest. Messrs. Chan and Kristoff together hold the entire voting interest in Delphinian Quest Advisors, LLC. and together hold all dispositive interest over its shares held of record, and warrants for Common Stock held by it. Therefore, for purposes of Rule 13d-3 under the Act, the Reporting Person may be deemed to be a beneficial owner of such shares.

CUSIP No. 369514302                    13D                     Page 4 of 4 Pages


     (c) The Reporting Person sold the following shares of the Common Stock of the Issuer in private transactions:

Sale Date     Number of Shares     Price Per Share     Aggregate Consideration
---------     ----------------     ---------------     -----------------------
12/18/06           71,800               $0.45                 $32,310.00
12/18/06           67,312               $0.45                 $30,290.40
12/18/06           60,133               $0.45                 $27,059.85
12/18/06           60,133               $0.45                 $27,059.85
12/18/06           58,337               $0.45                 $26,251.65
12/18/06           30,515               $0.45                 $13,731.75
12/18/06           22,437               $0.45                 $10,096.65
12/18/06           22,437               $0.45                 $10,096.65
12/18/06           17,950               $0.45                 $ 8,077.50
12/18/06           17,950               $0.45                 $ 8,077.50
12/18/06            8,078               $0.45                 $ 3,635.10
12/18/06            7,180               $0.45                 $ 3,231.00
12/18/06            2,244               $0.45                 $ 1,009.80
12/18/06            2,244               $0.45                 $ 1,009.80




                                S I G N A T U R E

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

Date:  January 16, 2007


                                                           /s/ Paul T. Chan
                                                           ---------------------
                                                           Paul T. Chan